Exhibit 4
Credit Facility Agreement (English translation)
This Agreement is entered into this 31st day of March 2010 in Seville BY AND BETWEEN:
Abengoa, S.A. (hereinafter referred to as “Abengoa” or as the “Lender”) with registered and tax address in Seville at Avenida de la Buhaira 2, 41018 Seville, Spain, duly registered at the Companies Registry of Seville in Volume 47, Sheet 2921, Folio 107, with Tax Information Number A41002288, and duly represented by Mr. Luis Fernández Mateo, * * *, as well as by Mr. José Marcos Romero, * * *, both by virtue of a power of attorney executed before the Notary Public of Seville Mr. José Ruiz Granada on 21 of April of 2008 with number 2,376 of his protocol files.
AND
Telvent GIT, S.A. (hereinafter referred to as “Telvent GIT” or as the “Borrower”) with registered and tax address in Alcobendas, Madrid at Calle Valgrande 6, duly registered at the Madrid Companies Registry in Volume 15,370, Folio 164, Sheet Number 257879, with Tax Identification Number A-82631623 and duly represented by Mr. Fernando Saavedra Obermann, * * *, as well as by Mr. Luis Miguel Martínez Jurado,* * *.
Both Parties mutually recognize they have sufficient civil capacity to enter into this Agreement (hereinafter referred to as the “Agreement”) and bind the Companies they represent.
Recitals
- WHEREAS, the Borrower has requested the Lender for a “revolving” credit facility for the maximum amount of sixty million euros (€60,000,000) in order to cover its financial undertakings at all times, as well as any possible cash needs, and the Lender has accepted such request;
- WHEREAS, a credit facility agreement for a maximum initial amount of one hundred and seventy million euros (€170,000,000) was entered into on March 23, 2010 by the

Borrower (as the institution financed) with a syndicate of credit institutions (as the lending institutions) in which ING BANK NV, London Branch played the role of agent (hereinafter referred to as the “Credit Facility Agreement”); and
- WHEREAS, considering all the foregoing, the Parties enter into this Agreement in accordance with the following:
Terms and Conditions
Clause 1.-
By means of this Agreement, the Lender irrevocably and unconditionally grants to and opens on behalf of the Lender, which accepts and receives it, a current account credit facility up to a maximum amount of sixty million euros (€60,000,000) or its equivalent in any other currency admitted to trading in the Spanish foreign exchange market without prejudice to the provisions set forth in Clause 2.3 hereunder.
Clause 2.-
1.	The Borrower shall give sufficient prior notice of any drawdowns of funds (hereinafter referred to as a “Request for Funds”) to the Lender, so that the latter may duly process the request in time. Hence, apart from specific exceptions to be dealt with on an individual basis, no Request for Funds received after 12.00 hours on the working day prior to the date foreseen for the operation shall be dealt with. Abengoa, S.A.’s working timetable in Seville shall be used for the purposes of determining working days.

2.	The Lender shall charge to the Borrower’s account any sums that the latter may draw down (without there being any constraint whatsoever regarding a minimum drawdown amount or the number of drawdowns that may be requested under the terms set forth herein and without the Lender being able to seek any kind of compensation thereof) and shall credit to such account any payments the Lender may make to reimburse the amounts drawn down (it is expressly stated for merely informative purposes that any amounts reimbursed by the Borrower to the Lender may once again be drawn down up to the final termination date as set forth in Clause 3 hereunder). The daily balance in the account resulting thereof shall accrue interest in favor of the Borrower at an annual interest rate of 8.35%, which the Parties deem to be a market rate and which shall be calculated pursuant to the average daily balance method. The settlement and payment of interest shall be made at the end of each financial year and at the time the credit facility terminates. Nonetheless, the foregoing interest rate method may be amended should external financial conditions suggest it by means of both Parties’ express agreement, as long as the interest rate resulting thereof does not exceed the annual rate of nine per cent (9%).
3.	Should a Request for Funds be made for an amount that results in an accumulated amount exceeding the maximum limit set forth herein, the Lender may at its discretion charge to the account solely the amount needed to cover up to the maximum limit, or charge the total amount requested by the Borrower. In the latter case, it shall be construed that a mutual agreement has been reached to change the credit facility’s maximum amount.
Clause 3.-
This Agreement shall remain in force until March 23, 2012.
Nonetheless:
1. should a circumstance for this Agreement’s early termination exist which has not been put right at the moment two (2) years have elapsed since the execution of the Credit Facility Agreement; and/or
2. should the Borrower have effectuated any drawdowns of funds under this Agreement in the six (6) months prior to the date on which two (2) years have elapsed since the execution of the Credit Facility Agreement, the term of this Agreement shall be construed to have been automatically extended for a necessary term so that it lasts for at least four (4) years counting from the date of the

Credit Facility Agreement’s execution.
This Agreement may not be terminated or amended (except as regards the interest rate that may apply and, in any event, as regards the limit set forth herein) by the Parties prior to its termination date pursuant to the provisions set forth in the preceding two paragraphs.
On the final termination date that may apply, the Borrower shall pay back the entire amount owed for any items whatsoever in accordance with this Agreement (without it being possible to make any partial or total redemptions of the credit limit prior to such date).
Clause 4.-
Any duties, taxes, contributions and expenses of any kind whatsoever that may arise as a result of this transaction shall be incurred by the Borrower. Likewise, any expenses that may arise from any enforcement and collection formalities or proceedings as from the relevant termination date as set forth in Clause 3 above shall be incurred by the Borrower.
Clause 5.-
For any disputes that may arise concerning the interpretation, fulfillment and/or performance of this Agreement, the Parties hereby submit themselves to the jurisdiction of the Courts of Seville, waiving any jurisdictional privileges they may enjoy.
Clause 6.-
The Parties expressly recognize and agree that the Lender’s credit rights before the Borrower arising from this Agreement shall in no case take precedence over the rights of the lenders arising from the Credit Facility Agreement.
IN WITNESS WHEREOF, the Parties have set their hands on two copies of this Agreement on the date and in the place first mentioned above.

For Abengoa, S.A.
/s/ Luis Fernández Mateo
Signed:	Luis Fernández Mateo

/s/ José Marcos Romero
Signed:	José Marcos Romero

For Telvent GIT, S.A.
/s/ Fernando Saavedra Obermann
Signed:	Fernando Saavedra Obermann

/s/ Luis Miguel Martínez Jurado
Signed:	Luis Miguel Martínez Jurado